FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For: November 06, 2000;
                                   October 30, 2000;   October 16, 2000;
                                   September 26, 2000; September  21, 2000;
                                   September 13, 2000; September 11, 2000




                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                            TST, Kowloon, Hong Kong

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                 Q3 Sales up 52%, EPS UP 34% to $0.47 vs. $0.35

VANCOUVER, CANADA November 6, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced unaudited results for the third quarter ended September 30, 2000. Net sales for the third quarter of 2000 were a record of $57.2 million, an increase of 52% compared to net sales of $37.6 million for the third quarter of 1999. Operating income for the third quarter of 2000 increased 25% to $3.6 million ($0.41 per share) compared to 1999 third quarter operating income of $2.9 million ($0.31 per share). Net income for the third quarter of 2000 increased 29% to $4.2 million compared to $3.3 million for the third quarter of 1999. Basic and diluted earnings per share for the third quarter of 2000 were $0.47 and $0.46 versus $0.35 for both for the third quarter of 1999.

Net sales for the nine months ended September 30, 2000 increased 43% to $152.4 million from $106.8 million for the first nine months of 1999. Operating income for the first nine months of 2000 was unchanged at $8.7 million ($0.98 per share vs. $0.93 per share in 1999). Net income for the first nine months of 2000 increased 108% to $22.4 million compared to net income of $10.8 million for the first nine months of 1999. Basic and diluted earnings per share for the first nine months of 2000 were $2.53 and $2.45 compared to $1.15 and $1.14 for the first nine months of 1999.

HIGHLIGHTS FROM ACTUAL UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (US dollars in thousands, except per share data)

                                                  Three months ended           Nine months ended
                                                       September 30               September 30
                                                   2000            1999          2000           1999
----------------------------------------    --------------- --------------- -------------- --------------
Net sales                                    $     57,249   $     37,560    $    152,381   $    106,771
                                             -------------- --------------- -------------- --------------
Gross profit                                 $      8,982   $      5,617    $     23,371   $     20,210
Operating income                             $      3,624   $      2,889    $      8,707   $      8,748
                                             ============== =============== ============== ==============
Net income                                   $      4,219   $      3,282    $     22,407   $     10,773
                                             ============== =============== ============== ==============
Operating income per share
  Basic                                      $       0.41   $       0.31    $       0.98   $       0.93
                                             ============== =============== ============== ==============
  Diluted                                    $       0.39   $       0.31    $       0.95   $       0.93
                                             ============== =============== ============== ==============
Net income per share
  Basic                                      $       0.47   $       0.35    $       2.53   $       1.15
                                             ============== =============== ============== ==============
  Diluted                                    $       0.46   $       0.35    $       2.45   $       1.14
                                             ============== =============== ============== ==============
Weighted average number of shares ('000')
  Basic                                             8,889          9,260           8,866          9,390
  Diluted                                           9,187          9,403           9,133          9,444

The Company continues to maintain a strong financial position, ending the third quarter of 2000 with $7.19 of cash per share and approximately $15.38 of net book value per share, based on 8,984,723 shares outstanding as at September 30, 2000. The Company, as at September 30, 2000, had a cash to current liabilities ratio of 1.57, a current ratio of 3.25, a total assets to total liabilities ratio of 4.35, no long-term debt, approximately $64.6 million of cash, and net book value of $138.2 million.

PRO FORMA FINANCIAL HIGHLIGHTS AFTER THE ACQUISITION OF JIC GROUP

The following highlights from pro forma consolidated statements of income give effect to the acquisition of the JIC Group of Companies ("JIC") that closed on October 27, 2000 as if this transaction occurred on January 1, 1999. Pro forma net sales for the third quarter ended September 30, 2000 increased 55% to $68.8 million compared to $44.4 million for the third quarter of 1999. Operating income for the third quarter of 2000 increased 28% to $5.1 million ($0.51 per share) compared to $4.0 million ($0.38 per share) for the third quarter of 1999. Net income for the third quarter of 2000 increased 29% to $5.5 million ($0.54 per share) compared to $4.2 million ($0.41 per share) for the third quarter of 1999.

Pro forma net sales for the first nine months ended September 30, 2000 increased 45% to $178.0 million compared to $122.8 million for the first nine months of 1999. Operating income for the first nine months of 2000 increased 5% to $10.5 million ($1.05 per share) compared to $10.0 million ($0.95 per share) for the first nine months of 1999. Net income for the first nine months of 2000 increased 104% to $23.6 million ($2.35 per share) compared to $11.6 million ($1.10 per share) for the first nine months of 1999.

HIGHLIGHTS FROM UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (US dollars in thousands, except per share data)

                                                    Three months ended              Nine months ended
                                                        September 30                   September 30
                                                    2000           1999              2000            1999
------------------------------------------   -------------- ---------------  -------------- ---------------
Net sales                                    $     68,797   $     44,381       $    178,013   $    122,847
Gross profit                                 $     11,709   $      7,871       $     29,023   $     24,828
Operating income                             $      5,115   $      3,989       $     10,498   $     10,007
                                             ============== ===============    ============== ===============
Operating income per share
  Basic                                      $       0.51   $       0.38       $       1.05   $       0.95
                                             ============== ===============    ============== ===============
  Diluted                                    $       0.49   $       0.38       $       1.02   $       0.94
                                             ============== ===============    ============== ===============
Net income                                   $      5,462   $      4,232       $     23,582   $     11,578
                                             ============== ===============    ============== ===============
Net income per share
  Basic                                      $       0.54   $       0.41       $       2.35   $       1.10
                                             ============== ===============    ============== ===============
  Diluted                                    $       0.53   $       0.40       $       2.29   $       1.09
                                             ============== ===============    ============== ===============
Weighted average number of shares ('000')
  Basic                                            10,051         10,422             10,027         10,551
  Diluted                                          10,348         10,564             10,294         10,606

Following the acquisition of JIC, the Company continues to maintain a strong financial position, with $56.8 million in cash, total assets of $ 207.2 million including goodwill from the acquisition of JIC of $23.1 million and approximately $156.5 million of net book value as at September 30, 2000.

The above pro forma consolidated results of operations include adjustments to give effect to the amortization of goodwill, interest income on cash and certain other adjustments. (Goodwill from the JIC acquisition is being amortized over 15 years at $386,000 per quarter.) The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

DIVIDENDS

On October 21, 2000 the Company paid a quarterly dividend of $0.09 per share to shareholders of record on September 30, 2000. The record date for the fourth quarter dividend of $0.09 per share is December 31, 2000 with a payment date of January 21, 2001.

THIRD QUARTER RESULTS ANALYST CONFERENCE CALL

The Company will hold an analysts conference call on Monday, November 6, 2000 at 10:30 a.m. Eastern Time for analysts to discuss the third quarter results and J.I.C. acquisition with management. Shareholders, media, and interested investors are invited to listen to the live conference call by dialing
(612)-332-0630 just prior to its start time. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), ball grid array ("BGA") tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

NAM  TAI  ELECTRONICS,  INC.
CONSOLIDATED STATEMENTS OF INCOME  (Unaudited)
FOR THE PERIODS ENDED  SEPTEMBER 30, 2000 AND 1999
(In Thousands of US Dollars except share data)

                                                          Three months ended               Nine months ended
                                                               September 30                    September 30
                                                            2000            1999             2000          1999
----------------------------------------------        -------------- -------------- ---------------  -------------
Net sales                                              $     57,249   $     37,560   $    152,381    $    106,771
Cost of sales                                                48,267         31,943        129,010          86,561
                                                       -------------- -------------- --------------- -------------
Gross profit                                                  8,982          5,617         23,371          20,210

Costs and expenses
  Selling, general and administrative expenses                4,507          2,906         12,090          10,572
  Research and development expenses                             851            670          2,574           1,738
  Non-recurring income                                            -           (848)             -            (848)
                                                       -------------- -------------- --------------- -------------
                                                              5,358          2,728         14,664          11,462
                                                       -------------- -------------- --------------- -------------
Income from operations                                        3,624          2,889          8,707           8,748

Net gain on disposal of property, plant and equipment            42              -            355             302
Interest income                                                 862            904          2,564           2,491
Other income (loss) - net                                         9           (412)        11,441            (649)
                                                       -------------- -------------- --------------- -------------
Income before income taxes and minority interest              4,537          3,381         23,067          10,892
Income tax expense                                             (240)           (99)          (564)           (379)
                                                       -------------- -------------- --------------- -------------
Income before minority interest                               4,297          3,282         22,503          10,513
Minority interest                                                 1              -             14               -
Equity in (loss) income of an affiliated company                (79)             -           (110)            260
                                                       -------------- -------------- --------------- -------------
Net income                                             $      4,219   $      3,282   $     22,407    $     10,773
                                                       ============== ============== =============== =============
Net income per share
  Basic                                                $       0.47   $       0.35   $       2.53    $       1.15
                                                       ============== ============== =============== =============
  Diluted                                              $       0.46   $       0.35   $       2.45    $       1.14
                                                       ============== ============== =============== =============
Weighted average number of shares ('000')
  Basic                                                       8,889          9,260          8,866           9,390
  Diluted                                                     9,187          9,403          9,133           9,444



                                  Page 4 of 7

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2000 AND DECEMBER 31, 1999
(In Thousands of U.S. Dollars)

                                                         Unaudited               Audited
                                                        September 30           December 31
                                                            2000                   1999
------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                           $       64,597        $       54,215
  Marketable securities                                       10,218                     -
  Accounts receivable, net                                    34,278                24,283
  Inventories                                                 20,009                10,901
  Prepaid expenses and deposits                                2,585                 2,967
  Income taxes recoverable                                     1,832                 2,070
                                                      -------------------------------------------
     Total current assets                                    133,519                94,436

Investment in an affiliated company                            2,133                17,308

Property, plant and equipment, at cost                        66,805                65,076
Less: accumulated depreciation and amortization              (25,170)              (20,359)
                                                      -------------------------------------------
                                                              41,635                44,717
Intangible assets                                                831                   839
Other assets                                                   1,291                 1,447
                                                      -------------------------------------------
     Total assets                                     $      179,409        $      158,747
                                                      ===========================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses               $       39,847        $       25,504
  Notes payable                                                   40                 6,949
  Dividend payable                                               793                   718
  Income taxes payable                                           348                     -
                                                      -------------------------------------------
    Total current liabilities                                 41,028                33,171

Deferred tax liabilities                                           8                     8
Minority interest                                                186                     -
                                                      -------------------------------------------
    Total liabilities                                         41,222                33,179

Shareholders' equity:
  Common shares                                                   90                    88
  Additional paid-in capital                                  82,666                80,870
  Retained earnings                                           55,645                44,566
  Accumulated other comprehensive income (Note 1)               (214)                   44
                                                      -------------------------------------------
    Total shareholders' equity                               138,187               125,568

    Total liabilities and shareholders' equity        $      179,409        $      158,747
                                                      ===========================================



                                   Page 5 of 7

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
(In Thousands of U.S. Dollars)

                                                             Three months ended             Nine months ended
                                                                 September 30                  September 30
                                                             2000            1999           2000           1999
--------------------------------------------------------  -------------- ------------- -------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                 $      4,219   $      3,282  $     22,407   $     10,773
Adjustments   to  reconcile  net  income  to  net  cash  provided  by  operating activities:
   Depreciation and amortization                                  1,809          1,296         5,424          3,831
   Fair value of stock issued as compensation                         -            103           135            103
   Net loss (gain) on disposal of property,
     plant and equipment                                             57             20          (255)          (274)
   Gain on disposal of marketable securities                          -              -       (10,783)             -
   Gain on disposal of shares in an affiliated company                -              -        (1,346)             -
   Equity in loss (income) of an affiliated company                  79              -           110           (260)
   Loss on disposal of a subsidiary                                   -              -             -            290
   Minority interest                                                 (1)             -           (14)             -
   Deferred income taxes                                              -              -             -              1
   Write-off of remaining carrying value of
     investment in an unconsolidated subsidiary                       -              1             -              1
Changes in current assets and liabilities,
  net of effects of acquisition and disposal:
   Decrease in marketable securities                                  -             72             -            513
   Decrease/(increase) in accounts receivable                     1,865          4,732        (9,995)        (4,504)
   Increase in inventories                                       (1,747)        (3,265)       (9,108)        (6,402)
   Decrease in income taxes recoverable                              84              -           238              -
   Decrease in prepaid expenses and deposits                         84          2,603           382            594
   Increase/(decrease) in notes payable                              40           (764)       (6,909)         6,524
   Increase in accounts payable and accrued expenses              1,327            754        14,343         14,063
   Increase in income taxes payable                                 143             99           348            271
                                                           -------------- ------------- -------------- -------------
            Total adjustments                                     3,740          5,651       (17,430)        14,751
                                                           -------------- ------------- -------------- -------------
Net cash provided by operating activities                  $      7,959   $      8,933  $      4,977   $     25,524
                                                           -------------- ------------- -------------- -------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Disposal of property, plant and equipment               $         12   $          1  $        388   $        321
   Purchase of marketable securities                             (7,500)             -        (7,500)             -
   Purchase of property, plant and equipment                       (973)        (9,974)       (2,269)       (15,180)
   Disposal of marketable securities                                  -              -        22,588              -
   Disposal of shares of an affiliated company                        -              -         3,875              -
   (Increase)/decrease in other assets                                -             (6)          159             68
   Acquisition of business                                            -           (974)            -           (974)
   Investment in an affiliated company                           (2,036)             -        (2,243)          (322)
                                                           -------------- ------------- -------------- -------------
   Net cash (used in) provided by investing activities     $    (10,497)  $    (10,953) $     14,998   $    (16,087)
                                                           -------------- ------------- -------------- -------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                  $          -   $          -  $        (73)  $     (4,211)
   Redemption of shares                                               -              -             -         (1,550)
   Additional shares issued on exercise of options                1,170              6         1,465              6
   Contribution by minority interest                                  -              -           200              -
   Dividend paid                                                   (799)          (740)      (11,180)        (2,171)
                                                           -------------- ------------- -------------- -------------
Net cash provided by (used in) financing activities        $        371   $       (734) $     (9,588)  $     (7,926)
                                                           -------------- ------------- -------------- -------------
Foreign currency translation adjustments                             (6)             1            (5)            (8)
                                                           -------------- ------------- -------------- -------------
Net (decrease) increase in cash and cash equivalents             (2,173)        (2,753)       10,382          1,503
                                                           -------------- ------------- -------------- -------------
Cash and cash equivalents at beginning of period                 66,770         75,471        54,215         71,215
                                                           -------------- ------------- -------------- -------------
Cash and cash equivalents at end of period                 $     64,597   $     72,718  $     64,597   $     72,718
                                                           ============== ============= ============== =============



                                  Page 6 of 7

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
(In Thousands of U.S. Dollars)

1.   Accumulated  other   comprehensive   income  represents   foreign  currency
     translation  adjustments and unrealized gain on marketable securities.  The comprehensive  income of the  Company  was $22,149 and $10,773 for the nine months ended September 30, 2000 and September 30, 1999, respectively.

2. Business segment information - The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income from operations and identifiable assets by geographic areas is as follows:

                                                 Three months ended            Nine months ended
                                                      September 30                September 30
                                                 2000           1999           2000           1999
--------------------------------------     ------------- --------------  ------------- --------------
Net sales from operations within:
   - Hong Kong:
       Unaffiliated customers              $     53,909   $     36,851   $    147,023   $    104,758

   - PRC, excluding Hong Kong:
       Unaffiliated customers                     3,340            709          5,358          2,013
       Intersegment sales                        50,526         34,167        137,849         97,196

   - Intersegment eliminations                  (50,526)       (34,167)      (137,849)       (97,196)
                                           -------------- -------------- -------------- -------------
         Total net sales                   $     57,249   $     37,560   $    152,381   $    106,771
                                           ============== ============== ============== =============

Income (loss) from operations within:
   - PRC, excluding Hong Kong              $      2,717   $      1,640   $      6,322   $      6,387
   - Hong Kong                                    1,502            862         16,085          4,842
   - North America                                    -            780              -           (456)
                                           -------------- -------------- -------------- -------------
         Total net income                  $      4,219   $      3,282   $     22,407   $     10,773
                                           ============== ============== ============== =============

                                               As at                 As at
                                         September 30, 1999      Dec 31, 1999
---------------------------------------   ------------------   ----------------
Identifiable assets by geographic area:
   - PRC, excluding Hong Kong               $      64,554        $     55,962
   - Hong Kong                                    114,855             102,785
                                            ----------------   ----------------
         Total assets                       $     179,409        $    158,747
                                            ================   ================



                                  Page 7 of 7

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                       COMPLETES ACQUISITION OF LCD MAKER

VANCOUVER, CANADA October 30, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it has completed its acquisition of the J.I.C. Group of companies ("JIC"). JIC is engaged in the manufacture and marketing of liquid crystal display ("LCD") panels, - a key component for a variety of consumer electronic products. The purchase price of $32.7 million is based on a guaranteed after tax net income of not less than US$3.8 million for the twelve month period ending March 31, 2001 multiplied by 8.5.

Nam Tai paid two thirds of the purchase price by issuing 1.16 million common shares of Nam Tai with the $10.7 million balance paid in cash which will be financed internally from operating cash flows. Nam Tai will account for its acquisition of JIC under the purchase method in accordance with U.S. GAAP and the results of JIC's operations will be consolidated with Nam Tai's results from October 1, 2000.

Nam Tai is pleased to welcome the JIC's management team and over 2400 employees to the Nam Tai family. Nam Tai is retaining JIC's management team and the original owner/managers have each signed a three-year service agreement. As a result of the acquisition, the original JIC owners control over 11% of Nam Tai's outstanding common shares. These shares are subject to a two-year lock up agreement.

With significant growth expected, within this year JIC will set up new production lines to increase the production volume of higher quality LCD panels including Higher Twisted Nematic, Super Twisted Nematic, and single and double Film Super Twisted Nematic, which offer benefits of clearer visibility and wider viewing angles.

JIC has been a participant in the LCD market place since 1983. JIC has a strong customer base, including Hitachi, Nanox, Vtech, Nishimura & Musen Denki, with its sales revenues evenly divided between transformer sales and LCD sales. JIC has $19 million in total assets, a healthy and strong financial position and no long-term debt with total equity of $9.6 million as at September 30, 2000. As a result, the JIC acquisition will be immediately accretive to Nam Tai's operating income per share.

JIC has obtained ISO 9002 certification and its three manufacturing facilities are in the People's Republic of China close to Nam Tai's manufacturing complex. JIC's administrative and marketing offices are based in Hong Kong.

As previously announced, Nam Tai expects that the acquisition of JIC will assist Nam Tai to alleviate LCD shortages and permit Nam Tai to expand its chip on glass LCD module business in the future. JIC has licenses to manufacture LCD panels in China. Due to government environmental regulations for this industry, manufacturing licenses are tightly controlled and not easily obtained.

THIRD QUARTER RESULTS AND CONFERENCE CALL

Nam Tai will release its third quarter results for the period ended September 30, 2000 before the market opens on Monday, November 6, 2000. At the same time Nam Tai will release financial information reflecting the pro forma effect of the JIC acquisition.

The Company will hold an analyst conference call on Monday, November 6, 2000 at 10:30 a.m. Eastern Time for analysts to discuss the third quarter results and the JIC acquisition with management. Analysts who wish to receive the dial-in number to participate in this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than Friday, November 3rd, 2000 at 6:00 p.m. Eastern Time.

Shareholders, media, and interested investors are invited to listen to the live conference call by dialing (612)-332-0630 just prior to its start time. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

This press release contains forward-looking statements that are uncertain including expectations of significant growth for JIC and a positive outcome from the JIC acquisition. Factors that might cause differences in this and the other forward looking statements, include, but are not limited to, increased competition, new technological development, difficulties successfully integrating JIC's management team, and other factors including those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1999.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                       TO RELEASE Q3 RESULTS ON NOVEMBER 6

VANCOUVER, CANADA October 16, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it will release its third quarter results for the period ended September 30, 2000 before the market opens on Monday, November 6, 2000.

The Company will hold an analysts-only conference call on Monday, November 6, 2000 @ 10:30 a.m. Eastern Time for analysts to discuss the third quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than Friday, November 3rd, 2000 @ 6:00 p.m. Eastern Time.

Shareholders, media, and interested investors are invited to listen to the live conference call by dialing (612)-332-0630 just prior to its start time. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                      SIGNS AGREEMENT TO ACQUIRE LCD MAKER

VANCOUVER, CANADA September 26, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that it has signed an agreement to acquire 100% ownership of the JIC Group of companies ("JIC"). The purchase price will be between $32 million and $40 million and will be determined based on a multiple of after tax net profit for JIC's fiscal year ending March 31, 2001. One third of the purchase price will be paid in cash and the balance in common shares of the Nam Tai, which will be restricted from resale or other disposition for a period of two years from the closing date. The closing of the transaction, which is expected to occur on or before October 27, 2000, is subject to a number of conditions, including satisfactory completion of due diligence by Nam Tai.

JIC is primarily engaged in the manufacture and marketing of liquid crystal display ("LCD") panels, - a key component for a variety of consumer electronic products. JIC's three manufacturing facilities, which employ over 2000 workers, are in the People's Republic of China close to Nam Tai's manufacturing complex. JIC's administrative and marketing offices are based in Hong Kong.

The acquisition of JIC will assist Nam Tai to alleviate LCD shortages and permit Nam Tai to expand its chip on glass LCD module business in the future. JIC has existing licenses to manufacture LCD panels in China. Due to government environmental regulations for this industry, manufacturing licenses are tightly controlled and not easily obtained.

JIC has been a participant in the LCD market place since 1983. JIC's strong customer base supports annual sales in the $25 - $30 million range. JIC's strong management team has operated JIC at above industry average profitability, with no long-term debt. After completion of the acquisition, Nam Tai plans to provide JIC with financial support to allow JIC to upgrade its technology and expand its core LCD business.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

This press release contains forward-looking statements that are uncertain including statements that assume the successful completion of the JIC acquisition. Acquisitions do not always complete and involve risks and uncertainty. Factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1999.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                           - FACTORY EXPANSION UPDATE

VANCOUVER, CANADA September 21, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today provided an update on its plans to expand its manufacturing facilities.

The Company will be expanding its manufacturing facilities with the construction of a five-storied electronics factory building within the Company's existing manufacturing campus. The new building will be approximately 138,000 square feet including:

- a new clean room to house the Company's advanced chip on glass and chip on board machinery
- room for additional surface mount technology production lines - office space for the research and development department

The Company expects to begin construction before November of this year. Completion of construction and installation of machinery is scheduled for one year from the initial ground breaking. The grand opening for the new factory building is expected before the end of 2001 with normal operations commencing from March 2002.

The projected cost for the new factory building is approximately $15 million including the installation of all necessary machinery and interior work. This amount was included in Nam Tai's capital expenditure budget and financed internally from operating cash flows.

CHAIRMAN MURAKAMI INCREASES OWNERSHIP IN NAM TAI

During the period of September 12 to September 14, 2000 Mr. Murakami, Nam Tai's Chairman sold 28,500 common shares and 20,000 common share purchase warrants. Mr. Murakami has advised the Company that the proceeds from his disposition of common shares and warrants will be used to finance the exercise of employee stock options to purchase 61,500 common shares. Mr. Murakami's exercise will increase his common share ownership in the Company to 646,155 common shares, or 7.2% of the outstanding common shares. Mr. Murakami has now advised the Company that he has no intention to sell further shares for at least three months.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectation for the completion of various stages of the new factory building is uncertain and dependent upon many factors including weather, supply issues, and reliability of the construction company. Other factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1999.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                         ANNOUNCES NEW TELECOM CUSTOMER

VANCOUVER, CANADA September 13, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced a new customer, Kanda Tsushin Kogyo Co., Ltd. ("Kanda") has started a business relationship with Nam Tai by requesting Nam Tai to begin manufacturing Caller ID Function telephones.

Kanda, listed on the Tokyo Stock Exchange, manufactures and markets telecommunication equipment such as telephones, business phones, facsimiles with answering machines, telephone-applied equipment, communication control systems, wireless and network products, and medical equipment. Kanda, who is affiliated with Fujitsu Ltd., has dealer networks both in Japan and overseas and is a supplier of NTT Japan.

By producing Caller ID Function telephones for Kanda, Nam Tai can demonstrate its high quality, low cost manufacturing capabilities. This is the first step towards securing further business from Kanda for more advanced telecommunication products. The Company expects that in the future it will manufacture for Kanda wireless terminal adapters incorporating Blue Tooth technology. This will enable individual telephone units to connect to computers and the internet.

EMPLOYEE INTERNET BAR GRAND OPENING

Nam Tai announced that on September 9, 2000 it officially opened an Internet bar with 30 computers for its employees' off-hour use. It is unprecedented for a company to provide such kind of recreational activities to the employees in the PRC. Approximately 3000 people attended the opening ceremony at its Shenzhen manufacturing campus including manufacturing employees, management and various government officials and dignitaries. The employee internet bar strengthens Nam Tai's reputation as one of the PRC's best employers. Other benefits offered by the Company to its workers include a library, T.V. room, chess room, karaoke bar, and exercise facilities. Concurrent with the grand opening of the internet bar the Company celebrated its 13th anniversary of operations in Shenzhen, PRC by hosting a traditional Xinjiang style lamb BBQ for all of its employees.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectation for future business from Kanda is uncertain and dependent upon many factors including competitive pressures, technology developments, end user demand, and manufacturing performance. Other factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1999.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                            NAM TAI ELECTRONICS, INC.
                      INVESTS IN MOBILE PHONE MANUFACTURER

VANCOUVER, CANADA September 11, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that it has made a strategic investment, acquiring a 5% indirect shareholding in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd. (collectively "TCL Mobile"). TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile telephones and accessories in China as well as overseas markets. TCL Mobile, with operation facilities in Hong Kong and Huizhou, China, is one of only 10 PRC companies licensed to manufacture GSM cellular phones in China.

TCL Mobile currently purchases rechargeable battery packs from BPC (Shenzhen) Co., Ltd - a joint venture company owned by Nam Tai and Toshiba Battery Co., Ltd. With this investment Nam Tai aims to strengthen its relationship with TCL Mobile and develop new business relationships with other companies within the TCL Group.

The TCL Group is controlled by TCL Holdings Corporation Ltd. ("TCL Holdings"), a People's Republic of China state-owned enterprise that has extensive sales and distribution channels in China. TCL Holdings' scope of business includes the import and export of raw materials, the manufacturing and sale of telephones, VCDs, television sets, household appliances, mobile phones and other telecommunication products.

TCL Holdings also controls TCL International Holdings Limited ("TCL International"), a Hong Kong publicly listed company (Hang Seng Index Code No.
1070). TCL International, with sales of US$800 million and pre tax profits of US$73 million in financial year 1999 and a market capitalization of US$660 million, is engaged in the design, manufacture, assembly and sale of a wide range of consumer electronic products and home appliances. TCL Holdings also controls TCL Communication Equipment Share Co., Ltd. which is listed on the Shenzhen, PRC Stock Exchange (Company Code 0542).

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including cellular phone LCD modules and lithium ion rechargeable battery packs. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations for future business from the TCL Group is uncertain and dependent upon many factors including competitive pressures, end user demand, and currency fluctuations. Other factors that might cause differences in these and the other forward-looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.





                              For and on behalf of
                            Nam Tai Electronics, Inc.



                               /s/ TADAO MURAKAMI
                             -----------------------
                                 TADAO MURAKAMI
                                    CHAIRMAN




Date:  November 8, 2000